PRESS RELEASE

DECOMA ANNOUNCES EARNINGS ADVISORY FOR FOURTH QUARTER AND YEAR-END 2004

Concord, Ontario, February 18, 2005 . . . Decoma International Inc. (TSX:DEC.SV.A; NASDAQ:DECA) today announced an earnings advisory for the fourth quarter and year ended December 31, 2004. All values are expressed in U.S. dollars. The financial information included in this advisory is subject to final review and approval of Decoma's consolidated financial statements for these periods by Decoma's Audit Committee and Board of Directors. Decoma expects their review and approval of the financial statements will be completed in March 2005.

The Company expects total sales for the fourth quarter of 2004 to be in the range of $690 million to $700 million compared to $646 million for the fourth quarter of 2003. For the full year 2004, total sales are expected to be in the range of $2,680 million to $2,690 million compared to $2,356 million for 2003.

Operating income for the fourth quarter of 2004 is expected to be a loss in the range of $27 million to $29 million compared to income of $18.5 million for the fourth quarter of 2003. For the full year 2004, operating income is expected to be in the range of $69 million to $71 million compared to $150.8 million for 2003. Operating income represents earnings before interest, equity income and taxes and is consistent with the Company's prior financial statement presentation of operating income.

The expected operating loss in the fourth quarter of 2004 includes the impact of approximately $37 million of other charges. These charges relate to the previously disclosed Anotech consolidation plan in North America (approximately $18 million) and the Prometall and Decotrim impairment charges in Europe (approximately $19 million). Comparative operating income for the fourth quarter of 2003 includes $23.8 million of other charges in Europe as a result of the Company's continental Europe paint capacity consolidation plan and United Kingdom impairment charges.

Excluding other charges, operating income is expected to be in the range of $8 million to $10 million in the fourth quarter of 2004 compared to $42.3 million in the fourth quarter of 2003.

The majority of this expected decline relates to the Company's European segment which incurred significant operating losses in the fourth quarter of 2004. As previously disclosed, these losses related primarily to three of the Company's European facilities, Belplas, Decotrim and Prometall. Losses at these facilities overshadowed improvements elsewhere in Europe and contributions from new program launches.

Operating income in North America for the fourth quarter of 2004 is also expected to be down compared to the fourth quarter of 2003. However, contributions from new program launches partially offset the impact of increased start-up losses at Decostar, sealing program development and launch costs at the Company's Co-Ex-Tec facility, continuing customer pricing pressures and increases in raw material costs.

Excluding other charges, operating income for the full year 2004 is expected to be in the range of $105 million to $107 million compared to $174.6 million in 2003.

Going forward, earnings are expected to continue to be impacted by losses at Belplas, and to a reduced extent at Decotrim and Prometall, and by continued competitive pricing pressures and raw material cost increases. In addition, the first half of 2005 is expected to be negatively impacted by increased costs at Decostar as it launches and ramps up various Mercedes programs. In the latter part of 2005, the Company expects to begin to realize the benefits of the Anotech and continental Europe paint capacity consolidated plans as well as other improvements in Europe and at Decostar once production has ramped up.

Quarterly Dividend

If Magna International Inc.'s ("Magna") proposed privatization of Decoma is approved by Decoma shareholders at the upcoming February 28, 2005 Decoma shareholders' meeting and the other conditions to the completion of the transaction are satisfied, Decoma expects that the transaction will be completed on or about March 6, 2005. At that time, those Decoma shareholders who have elected to receive (or have been deemed to receive) Magna Class A Subordinate Voting Shares in respect of their Decoma shares will become shareholders of Magna. Payment of dividends on Magna's Class A Subordinate Voting Shares is at the discretion of Magna's Board of Directors. Assuming that Decoma's privatization is completed at that time, Decoma understands that any dividend declared by Magna's Board of Directors in respect of its fourth quarter ended December 31, 2004 will be available to those Decoma shareholders who have become Magna shareholders, based upon the number of Magna Class A Subordinate Voting Shares they hold as of Magna's dividend record date, which is expected to be after March 6, 2005.

Payment of dividends on Decoma's Class A Subordinate Voting and Class B Shares is at the discretion of Decoma's Board of Directors. If the proposed privatization transaction does not proceed, Decoma's Board of Directors will consider the matter of a dividend on Decoma's shares in respect of the fourth quarter of 2004 in the ordinary course at its regularly scheduled Audit Committee and Board of Directors meetings to be held in March 2005.

Forward Looking Information

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2003, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out therein, and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

About the Company

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 54 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

Contact Information

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075